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RITE AID CORPORATION
30 Hunter Lane
Camp Hill, PA 17011

October 26, 2007

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

  Re:
  Rite Aid Corporation
  Registration Statement on Form S-4 (File No. 333-146383)

Ladies and Gentlemen:

        Rite Aid Corporation (the "Company"), the primary obligor under its 9.375% Senior Notes due 2015 (the "Restricted Bonds"), and each of the guarantors set forth on the signature pages hereto (the "Guarantors" and, together with the Company, the "Registrants") are registering an exchange offer (the "Exchange Offer") pursuant to a Registration Statement on Form S-4 (File No. 333-146383) in reliance on the staff of the Securities and Exchange Commission's position enunciated in Exxon Capital Holdings Corporation (available April 13, 1989), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993). The Registrants represent as follows:

        1.     The Registrants have not entered into any arrangement or understanding with any person to distribute the 9.375% Senior Notes due 2015 to be received in the Exchange Offer (the "Exchange Bonds") and, to the best of the Registrants' information and belief, each person participating in the Exchange Offer is acquiring the Exchange Bonds in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Bonds to be received in the Exchange Offer.

        2.     In this regard, the Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Bonds to be acquired in the Exchange Offer, such person (i) cannot rely on the staff position enunciated in Exxon Capital Holdings Corporation (available April 13, 1989) or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the "Securities Act"), in connection with a secondary resale transaction.

        3.     The Registrants acknowledge that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Bonds should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

        4.     The Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Restricted Bonds (as described in the Exchange Offer prospectus) acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Bonds in exchange for such Restricted Bonds pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling (available July 2, 1993)) in connection with any resale of such Exchange Bonds.

        5.     The Registrants will require the exchange offeree to represent to the following additional provisions:

  (a)
  If the exchange offeree is not a broker-dealer, an acknowledgment that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Bonds.

  (b)
  If the exchange offeree is a broker-dealer holding Restricted Bonds acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Bonds received in respect of such Restricted Bonds pursuant to the Exchange Offer; and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

Very truly yours,
RITE AID CORPORATION
By:	/s/ ROBERT B. SARI
	Name:	Robert B. Sari
	Title:	Executive Vice President, General Counsel and Secretary

GUARANTORS

112 Burleigh Avenue Norfolk, LLC
1515 West State Street Boise, Idaho, LLC
1740 Associates, LLC
3581 Carter Hill Road—Montgomery Corp.
4042 Warrensville Center Road—Warrensville Ohio, Inc.
5277 Associates, Inc.
537 Elm Street Corporation
5600 Superior Properties, Inc.
657-659 Broad St. Corp.
764 South Broadway—Geneva, Ohio, LLC
Ann & Government Streets—Mobile, Alabama, LLC
Apex Drug Stores, Inc.
Broadview and Wallings—Broadview Heights Ohio, Inc.
Brooks Pharmacy, Inc.
Central Avenue & Main Street Petal—MS, LLC
Eagle Managed Care Corp.
Eckerd Corporation
Eckerd Fleet, Inc.
EDC Drug Stores, Inc.
EDC Licensing, Inc.
Eighth and Water Streets—Urichsville, Ohio, LLC
England Street—Asheland Corporation
Fairground, LLC
GDF, Inc.
Genovese Drug Stores, Inc.
Gettysburg and Hoover—Dayton, Ohio, LLC
Harco, Inc.
JCG (PJC) USA, LLC
JCG Holdings (USA), Inc.
K&B Alabama Corporation
K&B Louisiana Corporation
K&B Mississippi Corporation
K&B Services, Incorporated
K&B Tennessee Corporation
K&B Texas Corporation
K&B, Incorporated
Keystone Centers, Inc.
Lakehurst and Broadway Corporation
Maxi Drug North, Inc.
Maxi Drug South, L.P.
Maxi Drug, Inc.
Maxi Green, Inc.
Mayfield & Chillicothe Roads—Chesterland, LLC
MC Woonsocket, Inc.
Munson & Andrews, LLC
Name Rite, L.L.C.
Northline & Dix—Toledo—Southgate, LLC
P.J.C. Distribution, Inc.
P.J.C. of West Warwick, Inc.

P.J.C. Realty Co., Inc.
Patton Drive and Navy Boulevard Property Corporation
Paw Paw Lake Road & Paw Paw Avenue—Coloma, Michigan, LLC
PDS-1 Michigan, Inc.
Perry Distributors, Inc.
Perry Drug Stores, Inc.
PJC Dorchester Realty LLC
PJC East Lyme Realty LLC
PJC Essex Realty LLC
PJC Haverhill Realty LLC
PJC Hermitage Realty LLC
PJC Hyde Park Realty LLC
PJC Lease Holdings, Inc.
PJC Manchester Realty LLC
PJC Mansfield Realty LLC
PJC New London Realty LLC
PJC Norwich Realty LLC
PJC of Cranston, Inc.
PJC of East Providence, Inc.
PJC of Massachusetts, Inc.
PJC of Rhode Island, Inc.
PJC of Vermont, Inc.
PJC Peterborough Realty II LLC
PJC Peterborough Realty LLC
PJC Providence Realty LLC
PJC Realty MA, Inc.
PJC Realty N.E. LLC
PJC Revere Realty LLC
PJC Special Realty Holdings, Inc.
Ram—Utica, Inc.
RDS Detroit, Inc.
READ's Inc.
Rite Aid Drug Palace, Inc.
Rite Aid Hdqtrs. Corp.
Rite Aid Hdqtrs. Funding, Inc.
Rite Aid of Alabama, Inc.
Rite Aid of Connecticut, Inc.
Rite Aid of Delaware, Inc.
Rite Aid of Florida, Inc.
Rite Aid of Georgia, Inc.
Rite Aid of Illinois, Inc.
Rite Aid of Indiana, Inc.
Rite Aid of Kentucky, Inc.
Rite Aid of Maine, Inc.
Rite Aid of Maryland, Inc.
Rite Aid of Massachusetts, Inc.
Rite Aid of Michigan, Inc.
Rite Aid of New Hampshire, Inc.
Rite Aid of New Jersey, Inc.
Rite Aid of New York, Inc.

Rite Aid of North Carolina, Inc
Rite Aid of Ohio, Inc.
Rite Aid of Pennsylvania, Inc.
Rite Aid of South Carolina, Inc.
Rite Aid of Tennessee, Inc.
Rite Aid of Vermont, Inc.
Rite Aid of Virginia, Inc.
Rite Aid of Washington, D.C., Inc.
Rite Aid of West Virginia, Inc.
Rite Aid Realty Corp.
Rite Aid Rome Distribution Center, Inc.
Rite Aid Services, LLC
Rite Aid Transport, Inc.
Rite Fund, Inc.
Rite Investments Corp.
Rx Choice, Inc.
Seven Mile and Evergreen—Detroit, LLC
Silver Springs Road—Baltimore, Maryland/One, LLC
Silver Springs Road—Baltimore, Maryland/Two, LLC
State & Fortification Streets—Jackson, Mississippi, LLC
State Street and Hill Road—Gerard, Ohio, LLC
The Jean Coutu Group (PJC) USA, Inc.
The Lane Drug Company
Thrift Drug Services, Inc.
Thrift Drug, Inc.
Thrifty Corporation
Thrifty PayLess, Inc.
Tyler and Sanders Roads—Birmingham, Alabama, LLC
By:	/s/ ROBERT B. SARI Name: Robert B. Sari Title: Authorized Person

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RITE AID CORPORATION 30 Hunter Lane Camp Hill, PA 17011